Signing Day Sports, Inc.

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85255

February 12, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Charli Wilson
Mitchell Austin

Re:	Signing Day Sports, Inc. Registration Statement on Form S-1 File No. 333-276717

Dear Ms. Wilson and Mr. Austin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Signing Day Sports, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare the Registration Statement effective at 5:00 p.m. (Eastern Time) on Wednesday, February 14, 2024, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Respectfully,

Signing Day Sports, Inc.

By:	/s/ Daniel D. Nelson
Daniel D. Nelson
Chief Executive Officer

cc:  Louis A. Bevilacqua, Esq.